                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

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                                      FORM 12b-25                     SEC FILE NUMBER

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                              NOTIFICATION OF LATE FILING

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                                      (CHECK ONE):                      CUSIP NUMBER
                                                                          0-23159
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/X/ Form 10-K and Form 10-KSB  / / Form 20-F  / / Form 11-K  / / Form 10-Q and
                            Form 10-QSB  / / Form N-SAR


                 For Period Ended: SEPTEMBER 30, 2000
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

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     Full Name of Registrant        Vari-Lite International, Inc.

     Former Name if Applicable

     Address of Principal Executive Office (STREET AND NUMBER)

     201 Regal Row, Dallas, Texas 75247
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     City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                               (Attach Extra Sheets if Needed)


            Vari-Lite International, Inc. (the "Company") is in the process of attempting to consummate with a new lender the refinancing of its indebtedness to its current lenders. As an alternative to such refinancing, the Company is negotiating with its current lenders to modify certain terms and conditions of its current indebtedness. Prior to the completion of such refinancing or modification, the financial statements and related disclosures to be included in the Form 10-K, as well as the Form 10-K, cannot be completed and timely filed without unreasonable effort and expense.

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PART IV -- OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

             Alan J. Perkins                  214                999-4683
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                 (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Vari-Lite International, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  December 29, 2000                      By  /s/ Jerome L. Trojan III
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                                                      Jerome L. Trojan III
                                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                         INFORMATION REQUIRED BY PART IV(3)

         The Company anticipates a net loss of approximately $0.4 million for its fiscal year ended September 30, 2000, before considering the effects of $0.1 million in net gains. The net gains were the result of $4.0 million in total gains from the settlement of a lawsuit and the sale of a real estate lease offset by a $3.9 million loss from the impairment of certain of the Company's European assets. This compares to a net loss of $2.3 million in fiscal 1999 before considering restructuring costs of $0.6 million. The Company estimates that the net loss for fiscal 2000 will be approximately $0.3 million compared to a net loss in fiscal 1999 of $2.6 million.